Mail Stop 4561
      March 7, 2007


By U.S. Mail and Facsimile (617) 523-1231

Greg Strakosch
Chief Executive Officer
TechTarget, Inc.
117 Kendrick Street, Suite 800
Needham, MA 02494

Re:	TechTarget, Inc.
      Registration Statement on Form S-1
      Filed February 7, 2007
	File No. 333-140503

Dear Mr. Strakosch:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please make sure that all exhibits are filed with your next amendment, particularly the legality opinion. These exhibits are subject to the staff`s review and we will need time to complete this review.

2. Please update your registration statement to incorporate your most recent financials.

3. Please update your registration statement to include information currently omitted or information you have noted will be available in
March 2007 (for example: bonus payments to executives contemplated on page 80).

4. In compliance with the staff`s "plain English" pronouncement, please make sure that text size remains consistent throughout your registration statement, including any footnotes.

5. Given the materiality of the conversion of your preferred shares, consider providing a discrete section discussing the structure of the current preferred shares, the amount of common stock that will be issued in the conversion and the impact of the change in your capital structure after the offering.

6. The staff notes that you filed a Regulation D filing on February
20, 2007. Please provide the staff with details regarding this private placement, including the dates of the transactions and a general description of the purchasers. If the sale occurred after you entered registration, please provide the staff with your detailed legal analysis regarding why the private placement should not be integrated with this offering.

Coverpage to Prospectus

7. Please revise the marketing chart proceeding your prospectus to give the potential investor context as to what this chart portrays.

Table of Contents, page i

8. Please add page numbers to the table of contents.

Prospectus Summary, page 1

9. We note your use of "adjusted EBITDA" which is a non-GAAP financial measure. Please revise your disclosure to comply with Item
10(e) of Regulation S-K and with Regulation G. It is not clear how using this term in the Summary, before the reconciliation and the description of how management uses the measure is appropriate.

10. Please supplementally advise the staff regarding the amount of business that each of the named customers in the third paragraph of the "Our Company" section placed with TechTarget in 2006.

Consolidated Balance Sheet Data, page 8

11. We note your use of footnotes on page 8; however, it is unclear to what these footnotes refer. Please clarify.



Risk Factors, page 10

12. Since TechTarget gathers extensive amounts of information regarding your registered users, and noting recent news coverage about high-profile releases of private information by companies, with attendant expenses and reputational effects, please add a risk factor discussing your exposure to this sort of damage.

Use of Proceeds, page 25

13. Pursuant to Item 504 of Regulation S-K, please indicate the order of priority for the potential uses of proceeds you have indicated. In addition, we note that you intend to use a portion of your proceeds to expand your business through acquisitions; please represent to staff that you have no current acquisition plans or disclose any you do have.

Management`s Discussion and Analysis of Financial Condition, page
33

14. Please revise to include a comprehensive discussion and analysis regarding your financial condition and changes in financial condition during the periods presented. Please refer to Item 303 of Regulation
S-K. For example, one of the primary measures of profitability that is examined by investors and analysts is Earnings Per Share. Despite the increase in net income in the last 2 fiscal years, your company has continued to report negative earnings per share. The management`s discussion provides management with the opportunity to explain the factors that led to your negative earnings per share in the relevant periods and to take a view as to how that picture might change after the offering and the conversion of the preferred shares.
Similarly, you should discuss any emergent trends, including increases in expenses, new expenses or other factors which would better help investors to understand the financial reports that the management`s discussion and analysis evaluates.

Acquisitions: 2020software.com, page 37

15. Please revise to provide more details as to the "certain assets" you acquired in connection with the 2020software.com acquisition.

Application of Critical Accounting Policies and Use of Estimates, page 37

16. We note your disclosure on page 38 that for certain online offerings you guarantee a minimum number of qualified sales leads to be delivered over the course of the advertising campaign. Please revise to disclose the following:

* the specific online offerings for which you provide such a guarantee;
* whether the customer is refunded their payment or is not required to make payment if the minimum is not reached within the extended program period;
* whether there is a limit on the number of times a program may be extended;
* quantify the relative significance of offerings with an attached guarantee compared to your overall revenue generating activities; and
* clearly describe how you determine timing of revenue recognition for services with an attached guarantee, including when you determine that the service has been provided and the price of the service is fixed and determinable. Your disclosure that if you extend the advertising program you recognize revenue ratably over the extended period may suggest that you recognize revenue prior to the point at which you could determine that the service has been provided and/or the price is fixed and determinable.
Please refer to SAB 104.

Term Loan and Credit Facility Borrowings, page 55

17. Please disclose what interest rate you are paying on your revolving credit facility.

Business, page 58

18. You use the term "sales-cycle" to discuss the purchasing process for IT professionals. Since this concept may not be familiar to your investors, please provide a concise but complete discussion of the term and the concept it embodies.

19. Please expand your discussion of the content that you provide on your targeted websites. Please clarify the extent to which you package advertiser information regarding your product and the extent to which your own employees and or contractors produce the content which you provide on your targeted websites.

Competition, page 70

20. Please be more specific in your discussion regarding competitors with regard to each sector.

Summary Compensation Table, page 80

21. Please revise the table to include the Stock Awards, Non-
Equity
Incentive Plan and Nonqualified Deferred Compensation columns, or revise the footnotes to explain that your executives did not receive any compensation that would be reportable in those columns in the reported year. Please refer to Item 402(b) of Regulation S-K.

Grants of Plan-Based Awards, page 80

22. Please revisit the new executive compensation disclosure rules to provide columns that address estimated future payouts under equity and non-equity incentive plan awards, if applicable. Please refer to
Item 402(d) of Regulation S-K.

Outstanding Equity Awards at December 31, 2006, page 85

23. Please revise this table, or its foototes, to include all the information required by Item 402(f) of Regulation S-K, or explain to explain why any particular piece of information is not applicable.

Registration Rights, page 92

24. Consider removing the reference to S-2 registration rights, as that form no longer exists.

Pricing of the Offering, page 100

25. Please revise to disclose who the "representatives" are with whom you negotiated.

Consolidated Balance Sheets, page F-3

26. It appears that you are presenting redeemable convertible preferred stock as "mezzanine" or "temporary" equity. Please provide us with your comprehensive analysis of how you determined the appropriate balance sheet classification for each series of redeemable convertible preferred stock, including an analysis regarding each series` embedded conversion feature. Please refer to
SFAS 150, EITF Topic No. D-98, and EITF 00-19.

Consolidated Statements of Operations, page F-4

27. We note your presentation of stock-based compensation expense in footnote (1) on page F-5. Please revise to remove the totals for stock-based compensation expense as the presentation of a total appears counter to the interpretive guidance described in section F of SAB 107.

Note 3 - Acquisitions, page F-18

28. We note your disclosure that you acquired "certain assets" associated with 2020Software.com. Please revise to describe how you determined that the acquisition of these assets constitutes the acquisition of a business. Describe for us on a supplemental basis the nature of the transaction, including the terms and a description of the assets acquired. Please refer to SFAS 141 and EITF Issue 98-
3.

Note 7 - Bank Term Loan Payable, page F-24

29. We note your disclosure that in September 2006 you entered into an interest rate swap as a cash flow hedge to mitigate interest rate fluctuation on the Term Loan. With respect to this hedging relationship, please tell us specifically how you determined that the hedging relationship meets each of the applicable criteria of paragraph 68 of SFAS 133. Describe for us the specific terms of the interest rate swap, including the index of the variable leg, any upfront or deferred fees, and any embedded options.

Note 11 - Stockholders` Equity (Deficit), page F-30

30. We note your disclosure regarding the tender offer in which you repurchased series A convertible preferred stock, common stock, and/or stock options. Please revise to disclose the following:

* the purpose of the stock option repurchase in light of the significant compensation expense recognized as a result;
* the number of options repurchased that were issued to employees and non-employees;
* when the options were granted;
* the exercise price and estimated fair value of the options at the time of repurchase; and
* revise your MD&A to describe the reasons for the repurchase of the stock options.


*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact John Spitz, Staff Accountant, at (202) 551-3484, or Joyce Sweeney, Senior Accountant, at (202) 551-3449 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Kathryn McHale at
(202) 551-3464 or me at (202) 551-3419 with any other questions.

								Sincerely,



      Christian Windsor
      Special Counsel


cc:	John J. Egan, III, Esq.
	David J. Powers, Esq.
	Goodwin Procter LLP
	Exchange Place
	Boston, MA 02109

Greg Strakosch, CEO
TechTarget, Inc.
March 7, 2007
Page 7